Rule G Brewing Company LLC

OFFERING STATEMENT



OFFERING SUMMARY

Issuer Name	Rule G Brewing Company LLC
Doing Business As	Rule G Brewing Company LLC
Offering Amount	$50,000.00 – $124,000.00
Security Type	Class B Membership Units
Price per Unit	$1 per Class B membership unit
Pre-Money Valuation	$800,000.00

COMPANY OVERVIEW

Rule G Brewing Company is a family owned, family and dog friendly brewpub located in Coconut Creek, FL. It is the only microbrewery in Coconut Creek, and serves the surrounding communities of Deerfield Beach, West Boca Raton, Parkland, Margate and Coral Springs.

Rule G Brewing Company has entered the market of microbreweries and tap rooms with solid market research, an excellent location, and a well-grounded business plan. Rule G fills a gap in the local craft brew scene that currently lacks any local competition.

Company History

Rule G Brewing Company has entered the market of microbreweries and taprooms with solid market research, an excellent location, Rule G Brewing Company is poised to enter the market of microbreweries and taprooms with solid market research, an excellent location, and a well-grounded business plan. Rule G will fill a gap in the local craft brew scene that currently lacks any local competition. In addition, the owners of the location have expressed their excitement at having a microbrewery on their premises, which will equate to increased traffic and business for the plaza as a whole. There is currently no immediate competition from other breweries, with the closest being 10 miles away. Coconut Creek is a busy and affluent area, and Rule G found a location that is well-trafficked and easily accessible. The owners always wanted to start such a venture, and now they are taking the leap!and a well-grounded business plan.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Ralph Rapa	Limited Liability Company	100%

The above is the only ownership outstanding for the company. The ownership interests of a(n) FL Limited Liability Co give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Ralph Rapa
Title: CEO
Work History:
2021-Present: Brightline Trains (All Aboard Florida)
2015-2021: South FL Regional Transportation Authority

Biography:
 An avid beer enthusiast and entrepreneur, Dr. Rapa is a native of Jeannette, PA. He graduated with a Bachelor of Science degree in business management from Saint Vincent College in Latrobe. Dr. Rapa is a career railroader, and is currently employed as the Environmental Health and Safety Manager for Brightline Trains in Miami, FL. He is a certified locomotive engineer and passenger train conductor, in addition to his work in railroad management.

Further, Dr. Rapa is a graduate of Albizu University in Miami, FL, holds a Master of Science, and Doctor of Psychology degrees in clinical psychology. He has worked with individual clients, couples and families in a variety of settings. He is an also an adjunct professor of psychology at Barry University in Miami Shores, FL.

Dr. Rapa excels at management and is a people person. He knows good beer when he drinks it, and invites all of you to join the Rule G Brewing Company Team!

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

We have a 5 year lease at our present location, and would love to remain there for the foreseeable future. We would like to expand our mission to serve the community in philanthropic events. We plan to expand the distribution of our beers to the local area.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Close-out of build-out expenses	$35,000.00
Working Capital for marketing	$15,000.00
Repairs to HVAC system	$10,000.00
Misc. Working Capital	$49,000.00
Refinancing High Interest Debt	$15,000.00
Total	$124,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note
The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

● You might want to keep the compensation of managers low, while managers want to make as much as they can.

● You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

The Guarantors Might Not Have Money

The Notes are being personally guaranteed by None. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$50,000.00	$124,000.00
Less: Intermediary Fee*	- $4,000.00	- $8,940.00
Net Proceeds	$46,000.00	$115,060.00

* Applied at a marginal-rate based upon amount raised:
        Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001+ = 6.0%.

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Rule G Brewing Company LLC and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Rule G Brewing Company LLC ("Security Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The Company has authorized the sale of equity stock through this Regulation Crowdfunding offering. The Company will be offering up to 124,000 shares of Class B Membership Units.

Voting Rights - One vote per Share

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled, with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. Hov.rever, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Class B Membership Units or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Class B Membership Units.

Minority Holder

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Restrictions on Transfer of the Securities Being Offered

The shares will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Share Purchase Agreement prohibits the sale or other transfer of Security without the Company's consent.
- If you want to sell your shares, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for shares as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the security or the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Security is determined by the Company. The terms of the Security Agreement were determined by the Owner based on the Owner's opinion about the value of the project.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

    n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

    MainVest offering raised $45,000 ending on 06-15-2021

    MainVest offering raised $13,500 ending on 05-06-2022

    MainVest offering raised $50,000 ending on 02-03-2023

    MainVest offering raised $32,500 ending on 06-16-2023

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
Alliance Funding	$280,000.00	8%	12/28/2028	$6,100.00
Pawnee Leasing	$25,000.00	8%	12/31/2026	$ 717.00
Smartbrew	$22,000.00	8%	01/30/2025	$2,000.00
Rent:Philips Edison	$8,200.00	0%	12/28/2029	$8,200.00
BHG Peoples Bank	$90,000.00	8%	12/28/2028	$2,050.00
TD Bank Loan	$93,000.00	8%	12/28/2030	$ 830.00
Total Balance	$518,200.00			$19,897.00

FINANCIAL INFORMATION

The financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Balance Sheet

ASSETS	2022	2023	2024*
Cash & Equivalents	50,000	35,000	25,000
Accounts Receivable	-	-	-
Fixed Assets	175,000	205,000	13,525
Other Assets	255,000	335,000	545,288
TOTAL ASSETS	**480,000**	**575,000**	**583,813**
LIABILITIES & EQUITY			
Accounts Payable	250,000	300,000	88,525
ST-Debt Payable	50,000	50,000	473,440
LT-Debt Payable	-	-	-
TOTAL LIABILITIES	**300,000**	**350,000**	**561,965**
Retained Earnings	-	-	-
Net Income	-	-	-
TOTAL OWNER'S EQUITY	-	-	-
TOTAL LIABILITIES & EQUITY	**300,000**	**350,000**	**561,965**

Income Statement

INCOME	2022	2023	2024*
Total Revenue	-	-	140,000
Cost of Goods Sold	-	-	50,000
GROSS PROFIT	-	-	**90,000**
Operating Expenses	43,750	108,900	120,400
NET INCOME	**(43,750)**	**(108,900)**	**(30,400)**

Statement of Cash Flows

	2022	2023	2024*
NET INCOME (LOSS)	(43,750)	(108,900)	(30,400)
CASH FLOW ACTIVITIES			
Net Cash from Operations	300,000	350,000	(198,000)
Net Cash from Investing	200,000	300,000	(10,000)
Net Cash from Financing	150,000	150,000	(80,000)
NET INCREASE (DECREASE) IN CASH	606,250	691,100	(318,400)

* - Through 05/30/2024

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Prior Fiscal Year End	Most Recent Year End
Total Assets	480,000	575,000
Cash & Equivalents	50,000	35,000
Accounts Receivable	-	-
Short-Term Debt	50,000	50,000
Long-Term Debt	-	-
Revenue	-	-
Cost of Goods Sold	-	-
Taxes Paid	-	-
Net Income	(43,750)	(108,900)

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the Commission;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
      i) at the time of the filing of this offering statement bars the person from:
            a) association with an entity regulated by such commission, authority, agency or officer;
            b) engaging in the business of securities, insurance or banking;
            c) engaging in savings association or credit union activities; or

      ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

      i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – SECURITY AGREEMENT

This TERM SHEET sets forth the proposed terms and conditions for Equity Participation in Rule G Brewing Company LLC, a Florida LLC.

This TERM SHEET is for discussion purposes only and is not intended to impose any legal obligation on any party.

1. Purchase of Interests

THE PURCHASER, would acquire from Rule G Brewing Company, hereinafter THE COMPANY, the following properties and assets:

Percentage of shares in the Company, whose total valuation as of July 23, 2023 is $800,000.00. Exact percentage of ownership will be determined upon full completion of fundraising round.

The properties and assets purchased are hereinafter referred to as the ASSIGNED ASSETS.

2. Purchase Price

In consideration of the transfer and sale by the Company of the Assigned Interests to the Purchaser, the Purchaser has paid $40,000 to the Company and is paid in full.

3. Representations and Warranties

a. The Purchaser and the Company will comply with applicable law in the performance of the above transaction;

a. The Company has good title and ownership over the Assigned Interests;

a. The Company guarantees that the Assigned Interests are free from any obligations and defects;

a. There is no pending Proceeding that has been commenced against the Company and the Purchaser that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions.

a. The Purchaser or the Company, under no circumstances, shall make any public disclosure about the transaction prior to the Closing. Any such disclosure at or after the Closing must be mutually agreeable to both parties, provided, however, that nothing in this provision will prevent the Company from fulfilling any legal disclosure obligations.

4. Closing Date

The necessary steps to reach a Closing would be completed by July 23, 2023. Closing Date may be subjected to extension or postponement by mutual agreement of the parties.

5. Governing Law

This Term Sheet shall be governed by and construed in accordance with the laws of the State of Florida.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Ralph Rapa

_____

Ralph Rapa

Rule G Brewing Company LLC

PLATFORM LISTING AGREEMENT

This is an Agreement, entered into on [date|req|1] by and between Honeycomb Portal, LLC, a Delaware limited liability company ("Honeycomb Funding Portal") and Rule G Brewing Company LLC ("Issuer").

Background

I. Honeycomb Funding Portal is registered as a "funding portal" as described in section 3(a)(80) of the Securities Exchange Act of 1934.

II. Honeycomb Funding Portal licenses a digital platform at www.HoneycombCredit.com (the "Platform") where issuers of securities can solicit investments by potential accredited investors.

III. Issuer wishes to raise capital from investors in an offering (the "Offering") that is exempt from registration under the Securities Act of 1933 (the "Act") pursuant to section 4(a)(6) thereof (the "Crowdfunding Exemption").

NOW THEREFORE, intending to be legally bound and acknowledging the receipt of adequate consideration, the parties hereby agree as follows:

1. **License by Honeycomb Funding Portal**.

1.1. **Grant of License**. Subject to the terms and condition of this Agreement, Honeycomb Funding Portal hereby licenses Issuer to conduct the Offering using the Platform.

1.2. **Restrictions on License**. Issuer shall not (i) decompile or reverse engineer the Platform or otherwise attempt to obtain the source code for the Platform; (ii) sublicense or allow any other person to use the Platform; (iii) use the Platform for any purpose other than the Permitted Use; or (iv) use the Platform in a manner that interferes with the use of Platform by Honeycomb Funding Portal or its other customers; (v) copy, reproduce, modify, adapt, translate or create any derivative works from the Platform; (vi) remove, alter, obscure or tamper with any trademark, copyright or other proprietary markings or notices affixed to or contained within the Platform; (vii) permit any competitor of Honeycomb Funding Portal to access the Platform using Issuer's credentials; or (viii) encourage or permit any third party to engage in any of the foregoing.

2. **Representations by Issuer**. Issuer represents that:

2.1. **Eligibility for Exemption**. The Issuer is eligible to offer and sell securities under the Crowdfunding Exemption. Without limiting the preceding sentence, the Issuer is not ineligible to offer or sell securities pursuant to the Crowdfunding Exemption by reason of 17 CFR §227.100(b) or 17 CFR §227.503.

2.2. **No Disqualification Events**. Within the last ten (10) years, neither the Issuer nor any of the persons described in 17 CFR §227.503(a) has been the subject of any of the events described in 17 CFR §227.503(a)(1)-(8).

2.3. **Compliance with Crowdfunding Exemption**. Issuer will conduct the Offering in compliance with all of the requirements of section 4A(b) of the Act, as well as the regulations adopted by the Securities and Exchange Commission (the "SEC") implementing the Crowdfunding Exemption, including 17 CFR §227.100, *et seq* (the "Crowdfunding Regulations"). Without limiting the preceding sentence, Issuer will:

    2.3.1. Provide all of the information required by 17 CFR §227.201;

    2.3.2. Not engage in any advertising of the Offering except as permitted by 17 CFR §227.204;

    2.3.3. Not pay or otherwise compensate any person to promote the offering except as provided by 17 CFR §227.205;

2.3.4. Not knowingly accept from any investor an amount in excess of the amounts described in 17 CFR §227.101(a)(2);

2.3.5. Conduct the Offering only through the Platform

2.3.6. Not conduct any other offering of any securities concurrently with the Offering, except as approved in writing by Honeycomb Funding Portal;

2.3.7. Prepare and file all forms required to be prepared and filed by Issuer;

2.3.8. Ensure that no information provided by Issuer in connection with the Offering includes any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading;

2.3.9. Not, in connection with the Offering, employ any device, scheme, or artifice to defraud, or engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person;

2.3.10. Cooperate with Honeycomb Funding Portal in the conducting the Offering, in a manner to ensure compliance with the Crowdfunding Exemption; and

2.3.11. Promptly notify Honeycomb Funding Portal of any information that could cause Issuer or the Offering to be ineligible for the Crowdfunding Exemption.

2.4. **Compliance with Other Laws**. Issuer will conduct the Offering with all other Federal and State laws, including but not limited to securities laws, *i.e.*, laws other than the Crowdfunding Exemption.

2.5. **Compliance with Policies and Procedures**. Issuer will comply with all policies and procedures adopted by Honeycomb Funding Portal for use of the Platform.

2.6. **No Prior Offers**. Issuer has not previously made any "offers" of its securities (as defined in section 2(a)(3) of the Act) in connection with the Offering.

2.7. **Prior Offerings**. Schedule 2.7 sets forth a list of all of the offerings of securities conducted or attempted by Issuer within the last three (3) years.

2.8. **No Reliance**. Issuer acknowledges that Honeycomb Funding Portal has not provided Issuer with any business or legal advice. Issuer has such legal, accounting, and other professional assistance as it has deemed advisable.

2.9. **Terms of Use and Privacy Policy**. Issuer has reviewed and will comply with the Terms of Use and the Privacy Policy as set forth on the Platform.

2.10. **No Conflicts**. Neither the execution of this Agreement nor the Offering (i) conflicts with the Certificate of Formation or Operating Agreement of Issuer or any contract to which Issuer is a party or by which it is bound, or (ii) requires the consent of any governmental agency or other third party.

2.11. **No Commissions**. No party (other than Honeycomb Funding Portal) will be owed a commission from the sale of securities pursuant to the Offering.

2.12. **No Guaranty**. Issuer acknowledges that Honeycomb Funding Portal has made no representations, warranties, or promises to Issuer whatever, except as set forth in this Agreement. Without limiting the preceding sentence, Honeycomb Funding Portal has made no representations concerning (i) the number of potential investors likely to register at the Platform, or (ii) the likelihood that the Offering will be successful.

2.13. **No Liability for Third Party Statements**. Issuer acknowledges that the Platform will include communications channels that allow registered users to comment on Issuer and the Offering, and that Honeycomb Funding Portal is not responsible or liable for any inaccurate or libelous statements that may be made on such communications channels.

2.14. **Non-Circumvention**. Issuer will not solicit any investor introduced to Issuer by Honeycomb through the Platform to invest in any subsequent offering of Issuer

2.15. **Enforceability**. This Agreement is the binding legal obligation of Issuer, enforceable in accordance with its terms in all material respects, except as enforcement may be affected by bankruptcy or similar proceedings.

2.16. **No Endorsement**. Issuer may advertise that its securities are or will be listed on the Platform, but shall not claim or imply that Honeycomb Funding Portal has approved or endorsed Issuer or its securities.

2.17. **Recordkeeping**. Issuer has established means to keep accurate records of the holders of the securities that will be offered and sold through the Offering.

2.18. **Registration with SEC**. You agree to allow Honeycomb Credit Inc. and its subsidiary Honeycomb Portal LLC to register this offering and additional required disclosures related to this offering on behalf of your business. This includes the generation of SEC EDGAR access codes and the electronic signing of documents related to your offering.

2.19 **Documentation to SEC**. By committing to sell securities in a Reg CF offering, you agree to file all reporting required for a Reg CF offering with the SEC. This includes, but not limited to, the time-sensitive filing of a Form C, Form C-A (if necessary), Form C-U, Form C-AR, and Form C-TR. In addition to requiring information about your business, team, business plan, and the risks associated with your business, these filings require providing financial statements that have been certified by management for the past two fiscal years (if available) and providing ongoing financial statements and business information for at least one fiscal year following a successful Reg CF offering. You agree to make timely filing of these ongoing filings.

Honeycomb Credit and its subsidiaries will be permitted to make these filings on your behalf.

For ongoing reporting requirements such as the Form C-AR and Form C-TR, Honeycomb will prepare and submit for a $250 filing fee at the time of future filing.

2.20 **Ongoing Reporting to Honeycomb**. As soon as available or within 120 days after the end of each fiscal year of the Issuer, financial statements of the Issuer consisting of a balance sheet as of the end of such fiscal year, and related statements of income, stockholders' equity and cash flows for the fiscal year then ended, all in reasonable detail and setting forth in comparative form the financial statements as of the end of and for the preceding fiscal year.

2.21 **Agreements with Service Providers related to this Offering**. By engaging with Honeycomb Credit and its subsidiaries to host your Reg CF offering, you agree to engage third-party service providers, whose engagement shall be at Honeycomb's sole discretion, for the purposes of operating and administering your campaign.

2.22 **Eligibility and Background Check**. You consent to having all beneficial owners and covered persons (officers, directors, paid promoters of your campaign) undergo a background check to verify eligibility to run a CF campaign prior to launching your campaign.

2.23 **Communications about the Offering**. You agree to adhere to all public and private communication guidelines and rules related to promoting a Regulation CF (Reg CF) offering. By signing this term sheet, you attest that you understand the rules and the limitations of promoting your Reg CF offering and are committed to making such communications in a manner that is compliant with Reg CF and SEC rules.

Additionally, you agree to manage your offering's campaign page "Communication Channel". The Communication Channel is a forum specific to your campaign that allows interested persons/potential investors to ask questions about your business and the offering. You agree to respond to all relevant questions posed in this forum in a timely fashion and in a manner that is truthful and accurate. If you are contacted by an interested party directly (via email or in-person, for example) with a question related to your offering, you agree to make your response to that question public via the Communication Channel. Best practice is to direct those with questions to ask them through the Communication Channel, where it can be answered by you publicly. This is intended to give all potential investors access to the same information.

2.24 **Consent and Authorization to Electronic Funds Transfers**. Funds will automatically be deducted from your designated business bank account monthly (on the same day of the month as your first payment or, if the date falls on non-business day, the next available business day) for the term of the loan or until the loan balance reaches zero.

By signing below, you, on behalf of the Company acknowledge and accept the foregoing terms and conditions for the potential Reg CF Offering, including, but limited to, the need to authorize Honeycomb or its designated fee-for-service contractor, or escrow agent, to (a) initiate the automatic transfers from your business bank account on a periodic and preauthorized basis, and

(b) to make any adjustments for any duplicate or erroneous entries that may be made in error to the business bank account in connection with the potential Reg CF Offering.

2.25. **Other Warranties**. Issuer represents that (i) it is in good standing in each jurisdiction where the failure to be in good standing would impair its business; (ii) this Agreement and the Offering have been duly authorized by all necessary corporate action; (iii) no person has a preemptive right to acquire the securities to be offered on in the Offering; (iv) there is no litigation pending or, to the knowledge of Issuer, threatened regarding or restraining the Offering; and (v) Issuer has not been rejected by another funding portal, whether in contemplation of the Offering or a different offering under the Crowdfunding Exemption.

3. **Representations of Honeycomb Funding Portal**.

3.1. **Licensure**. Honeycomb Funding Portal will keep its license to operate as a funding portal in force through the term of the Offering.

3.2. **Compliance with Laws**. Honeycomb Funding Portal shall use reasonable commercial efforts to comply with all of the provisions of section 4A(a) of the Act and those provisions of the Crowdfunding Regulations that apply to intermediaries.

3.3. **Enforceability**. Honeycomb Funding Portal represents that this Agreement is the binding legal obligation of Honeycomb Funding Portal, enforceable in accordance with its terms in all material respects, except as enforcement may be affected by bankruptcy or similar proceedings.

3.4. **Limited Performance Warranty**. Honeycomb Funding Portal warrants that the Platform will perform substantially as demonstrated and that all services performed by Honeycomb Funding Portal will be performed in a good and workmanlike manner. In the event Issuer believes that Honeycomb Funding Portal is in violation of this limited performance warranty, Issuer shall notify Honeycomb Funding Portal and Honeycomb Funding Portal shall use reasonable commercial efforts to correct any error or defect.

3.5. **Availability**. Honeycomb Funding Portal shall use commercially reasonable efforts to make the Platform available to potential investors on a 24/7 basis without material interruption, except for (i) normal maintenance and repairs, and (ii) any loss or interruption due to causes beyond the control of Honeycomb Funding Portal, including, but not limited to, delay, interruption or failure of telecommunication or Internet transmission.

3.6 **Warranty of Non-Infringement**.

      3.6.1. **In General**. Honeycomb Funding Portal warrants that Issuer's use of the Platform as anticipated by this Agreement will not infringe on the rights of any third party. If a claim is made that Issuer's use of the Platform infringes on the rights of a third party then Honeycomb Funding Portal will, at its sole expense and as Issuer's sole remedy, defend against such claim and pay any final judgment against Issuer, provided that Issuer promptly notifies Honeycomb Funding Portal of any such claim in writing and Honeycomb Funding Portal is given sole control over the defense and settlement of such claim. Honeycomb Funding Portal may, without the knowledge or consent of Issuer, agree to any resolution of the dispute that does not require on the part of Issuer a payment or an admission of wrongdoing. Without limiting the preceding sentence, Honeycomb Funding Portal may (i) seek to obtain through negotiation the right of Issuer to continue using the Platform; (ii) rework the Platform so as to make it non- infringing; or (iii) replace the Platform, as long as the reworked or replacement Platform does not result in a material adverse change in the "look and feel" or operational characteristics of the Platform. If none of these alternatives is reasonably available in Honeycomb Funding Portal's sole discretion, Honeycomb Funding Portal may terminate this Agreement without financial penalty

3.6.2. **Exceptions**. The foregoing warranty shall not apply to infringement caused by (i) Issuer's modification or use of the Platform other than as contemplated by the Agreement; (ii) Issuer's failure to use corrections or enhancements made available by Honeycomb Funding Portal to the extent that such corrections or enhancements would make the Platform non-infringing; or
(iii) information, specification or materials provided by Issuer or third party acting for Issuer.

3.7. **Disbursement of Funds at the Close of a Successful Campaign**. Funds will be disbursed after the minimum target amount of the offering is settled in escrow. If your campaign successfully raises its minimum target amount, you can expect to receive payments within 10 days of the target close date of your offering. Please note that the exact timing and amount of payment is subject to the speed at which your campaign's investors transfer and clear their investments. Funds transferred through ACH are subject to standard 10-day holdback periods. Honeycomb will work with investors to transfer and clear funds as quickly as possible. If your campaign does not raise the minimum target goal by the campaign end date, funds will be returned to investors.

3.8. **Early Disbursement of Funds**. If your campaign reaches the minimum target before the campaign end date but 21 days after the Form C for the offering has been filed, you may request an early disbursement of funds. Requests for early disbursement may be subject to additional fees.

3.9. **Payments to Investors**. Your first payment will be due upon the expiration of the interim period following the close of the offering period. No interest will be charged on your loan balance during this interim period.

Payments back to your investors will begin after the expiration of your interim period. Payments can occur on the 7th, 14th, 21st, or 28th of each month. Your first payment will occur on the first applicable day following the expiration of the interim period.
For example, if your interim period expires on the 21st of the month, it will be due on that day. If your interim period expires on the 22nd of the month, your first payment will be due on the 28th.

4. **No Other Warranties**. EXCEPT FOR THE WARRANTIES SET FORTH IN THIS SECTION 3, THE PLATFORM, INCLUDING ANY MANUALS AND OTHER MATERIALS, IS PROVIDED "AS IS," WITHOUT WARRANTY OF ANY KIND, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OR ANY WARRANTY THAT THE PLATFORM WILL BE ERROR-FREE OR OPERATE WITHOUT INTERRUPTION, OR THAT ISSUER WILL BE SUCCESS RAISING FUNDS THROUGH USE OF THE PLATFORM, OR THAT THE PLATFORM WILL OTHERWISE MEET ISSUER'S REQUIREMENTS OR COMPLY WITH SECURITIES LAWS. ANY WARRANTIES IMPLIED BY LAW, COURSE OF DEALING, OR OTHERWISE ARE HEREBY EXCLUDED TO THE FULLEST EXTENT PERMITTED BY LAW.

5. **Due Diligence**. Honeycomb Funding Portal shall conduct a due diligence review of Issuer and the Offering promptly following the execution of this Agreement, and shall complete such review within thirty (30) days following the date that Issuer has provided Honeycomb Funding Portal with all information requested by Honeycomb Funding Portal. Such due diligence review may include, among other things, conducting such investigations as Honeycomb may choose to conduct to comply with its obligations under 17 CFR §227.301, seeking additional representations and warranties from Issuer, and such other steps and procedures as Honeycomb Funding Portal deems necessary or appropriate. Issuer shall cooperate with Honeycomb Funding Portal in conducting the due diligence review and shall cause its employees and agents to cooperate. If Honeycomb Funding Portal is dissatisfied with such review in its sole and unlimited discretion, it may terminate this Agreement by giving written notice to Issuer.

6. **Ownership of Intellectual Property**.

6.1. **Intellectual Property of Honeycomb Funding Portal**. Honeycomb Funding Portal or its affiliates are the exclusive owners of the Platform and all of the intellectual property rights associated with the Platform, including all trademarks, service marks, patents, copyrights, trade secrets, designs, algorithms, and software, even if the Honeycomb Funding Portal incorporates into the Platform suggestions made by Issuer.

6.2. **Intellectual Property of Issuer**. Issuer is the exclusive owner of its name, logo(s), trademarks, URLs, and other intellectual property

6.3. **Data Collected on Platform**. Honeycomb Funding Portal is the exclusive owner of all data it collects from the use and operation of the Platform, including but not limited to the names and other identifying information of registered users and the frequency and duration of visits.

6.4. **License of Issuer IP**. Issuer hereby grants to Honeycomb Funding Portal a non-exclusive, perpetual, royalty-free license to display on the Platform and in advertising materials the name of Issuer and other information related to the Primary Offering, both during and following the Term. All such displays shall be tasteful and professional.

7. **Term**.

7.1. **In General**. The term of this Agreement (the "Term") shall begin on the date first written above and shall continue until terminated in accordance with this section 6.

7.2. **Termination of Offering**. This Agreement shall terminate upon the termination or completion of the Offering. The Offering may be suspended or terminated in the sole discretion of Honeycomb Funding Portal if the Issuer has raised less than 10.0% of its minimum target amount within 21 days of the date the Offering first goes live on the Platform. Upon the written agreement of the parties, a new Term shall begin in connection with a subsequent offering of Issuer to be conducted on the Platform.

7.3. **Termination for Cause**. Either party may terminate this Agreement in the event the other party breaches this Agreement and such breach is not cured within ten (10) days' notice from the non-breaching party.

7.4. **Termination for Breach of Representations**. Either party may terminate this Agreement in the event any representation of the other party set forth in this Agreement is untrue and remains untrue for ten (10) days following notice.

7.5. **Termination for Failure to Obtain License**. Issuer may terminate this Agreement if Honeycomb has not obtained its license to act as a funding portal within ninety (90) days.

7.6. **Termination for Failure to Qualify**. If either Issuer or Honeycomb Funding Portal believes the Offering will not comply with the Crowdfunding Exemption, it shall promptly notify the other party in writing, explaining in reasonable detail the reason(s) for its belief. For a period of not less than ten (10) days, the parties shall discuss in good faith how the Offering can be modified to comply with the Crowdfunding Exemption, without material harm to either Issuer or Honeycomb Funding Portal. If they cannot agree, then either party may terminate this Agreement.

7.7. **Terminations Required by Law**. Honeycomb Funding Portal may terminate this Agreement as required by 17 CFR §227.301.

7.9. **Result of Termination**. Upon any termination of this Agreement the license granted pursuant to section 1 shall terminate and the securities of Issuer shall no longer be listed for sale on the Platform. The termination of this Agreement shall not affect the rights or obligations of the parties as in effect immediately before termination. Issuer shall not be entitled to any refund upon termination.

8. **Compensation**.

8.1. **Posting Fee**. Upon the execution of this Agreement, Issuer has paid to Honeycomb Funding Portal a non-refundable, one- time posting fee. This posting fee is $250.

8.2. **Success Fee**. Upon successful completion of the Offering, Honeycomb Funding Portal shall be entitled to a non-refundable, one- time success fee equal to the percentage of the gross proceeds of the Offering as applied at the marginal rates in the table below. Issuer hereby authorizes Honeycomb Funding Portal to instruct the escrow agent (or other person performing the duties of an escrow agent) to disburse such success fee directly to Honeycomb Funding Portal from the proceeds of the Offering.

Gross Proceeds of Offering	Success Fee Rate
Up to $50,000	8.00%
$50,001 - $100,000	7.00%
$100,001+	6.00%

8.3. **Early Disbursement Fee**. If an offering successfully reaches its minimum Target Amount before the Offering End Date but 21 days after the Form C has been filed, the Issuer may request an early disbursement of funds. The fee to receive an early disbursement is $250.

9. **Interest on Unpaid Balance**. In the event Issuer fails to pay any amount due to Honeycomb Funding Portal when due, the unpaid balance shall bear interest at the rate of one and one half percent (1.5%) per month.

1. **Limitations**.

9.1. **Limitation of Liability**. HONEYCOMB FUNDING PORTAL SHALL NOT BE LIABLE TO ISSUER UNDER ANY CIRCUMSTANCES (EVEN IF THIS AGREEMENT IS TERMINATED) FOR ANY CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES (INCLUDING WITHOUT LIMITATION LOSS OF PROFIT, REVENUE, BUSINESS OPPORTUNITY OR BUSINESS ADVANTAGE), WHETHER BASED UPON A CLAIM OR ACTION OF TORT CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY, BREACH OF STATUTORY DUTY, CONTRIBUTION, INDEMNITY OR ANY OTHER LEGAL THEORY OR CAUSE OF ACTION, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

9.2. **Limitation on Damages**. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, HONEYCOMB'S AGGREGATE MONETARY LIABILITY FOR ANY CAUSE OR CAUSES (REGARDLESS OF THE FORM OF ACTION) UNDER OR RELATING TO THIS AGREEMENT, WHETHER PRIOR OR SUBSEQUENT TO ITS TERMINATION, SHALL IN NO EVENT EXCEED THE TOTAL OF ALL AMOUNTS PAID TO Honeycomb BY ISSUER PURSUANT TO THIS AGREEMENT DURING THE PRECEDING TWELVE (12) MONTHS.

9.3. **Exclusion**. The limitations set forth in sections 8.1 and 8.2 shall not apply to any claims arising under section 3.6 (concerning Honeycomb Funding Portal's warranty of non-infringement).

10. **Indemnification by Issuer**. Issuer shall indemnify and hold Honeycomb Funding Portal harmless from and against any and all claims, liabilities, losses, damages, costs and expenses (including reasonable attorneys' fees and expenses) arising out of or in connection with (i) a breach of this Agreement by Issuer; (ii) the operation of Issuer's business; or (iii) the offering or sale of securities by Issuer. Issuer shall promptly notify Honeycomb Funding Portal of any actual or threatened claim by an investor relating to the Offering.

11. **Miscellaneous**.

11.1. **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular

11.2. instance constitute a waiver of such right or remedy generally.

11.3. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by facsimile or electronic mail with transmission acknowledgment, to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Honeycomb Funding Portal	6008 Broad Street, Pittsburgh, PA 15206
Issuer	c/o Ralph Rapa 4800 W. Hillsboro Blvd., Suite A 12-13,Coconut Creek, FL 33073

11.4. **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most convenient to Allegheny County, Pennsylvania, and agrees that all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personam jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

11.5. **Force Majeure**. Neither party shall be entitled to recover damages or terminate this Agreement by virtue of any delay or default in performance by the other party (other than a delay or default in the payment of money) if such delay or default is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected; provided that the party experiencing the difficulty shall give the other prompt written notice following the occurrence of the cause relied upon, explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

11.6. **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

11.7. **No Offer**. The submission of this Agreement by any party for the review and/or execution by another party does not constitute an offer or reservation of rights for the benefit of any party. This Agreement shall become effective, and the parties shall become legally bound, only if and when all parties have executed this Agreement.

11.8. **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully- executed original.

11.9. **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10.   **Assignment**. No party to this Agreement shall assign his or its rights or duties hereunder without the prior written consent of the other parties. Any attempted assignment without such prior written consent shall be null and void.

11.11. **No Third Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.12. **Fiduciary Obligations**. The parties intend that neither this Agreement nor any course of dealing shall create fiduciary obligations.

11.13.   **Annual Financial Statements.** The Issuer covenants and agrees that until satisfaction of all of Issuer's obligations incurred in connection with the Offering, the Issuer will furnish or cause to be furnished to Honeycomb Funding Portal: As soon as available

and in any event within 120 days after the end of each fiscal year of the Issuer, financial statements of the Issuer consisting of a balance sheet as of the end of such fiscal year, and related statements of income, stockholders' equity and cash flows for the fiscal year then ended, all in reasonable detail and setting forth in comparative form the financial statements as of the end of and for the preceding fiscal year.

11.14. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.15.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.16. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.17. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.18. **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date first written above.

HONEYCOMB PORTAL, LLC

By: /s/ <u>Christian Bilger</u>
Christian Bilger, Chief Operating Officer

Rule G Brewing Company LLC

By [sig|req|1]

Ralph Rapa

president

ESCROW AGREEMENT

This Escrow Agreement (this "**Agreement**"), effective as of the effective date set forth on the signature page hereto ("**Effective Date**"), is entered into by the following:

(i)   the issuer set forth on the signature page hereto ("**Issuer**");

(ii)   a funding portal being used to facilitate Issuer's offering set forth on the signature page hereto ("**Funding Portal**"); and

(iii)   Silicon Valley Bank, a Division of First Citizens Bank, as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent ("**SVBFC**").

For purposes of this Agreement: (a) the above parties other than and excluding SVBFC are referred to herein as "**Issuer Party**"; (b) references to "**Issuer Party**" in this Agreement shall include references to each Issuer Party individually, together and collectively, jointly and severally; and (c) Issuer Party, collectively with SVBFC, are referred to herein as the "**Parties**" and each, a "**Party**".

The following Exhibits are incorporated by reference into
        this Agreement: <u>Exhibit A</u> – Contingent Offering (if
        applicable)

        <u>Exhibit B</u> – Fees and Expenses

Recitals

A.   SVBFC is a broker-dealer registered with the U.S. Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**") and the Securities Investor Protection Corporation ("**SIPC**").

B.   Issuer Party is engaging SVBFC to serve as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent in connection with Issuer's sale of debt, equity or hybrid securities ("**Securities**") in an offering exempt from registration under the U.S. Securities Act of 1933, as amended ("**Securities Act**"), pursuant to Regulation Crowdfunding ("**Offering**").

C.   In accordance with the Form C applicable to the Offering provided by Issuer Party for dissemination to investors in connection with the Offering ("**Offering Document**"), subscribers to the Securities ("**Subscribers**") will be required to submit full payment for their respective investments at the time they enter into subscription agreements.

D.   In accordance with the Offering Document, all payments by Subscribers subscribing for Securities shall be sent directly to SVBFC as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent, and SVBFC by this Agreement agrees to accept, hold and promptly disburse or transmit such funds deposited with it with respect thereto ("**Escrow Funds**") in accordance with the terms of this Agreement and in compliance with Regulation Crowdfunding Rule 303(e), and related SEC guidance and FINRA rules.

E.   If the Offering is being made by Issuer on an "all-or-none" basis or on any other basis that contemplates payments to be made to Issuer only upon the occurrence of some further event or contingency as set forth in <u>Exhibit A</u>, as applicable, SVBFC will promptly deposit any and all Escrow Funds SVBFC receives into a separate bank escrow account as set forth in <u>Section 1(d)</u> below, for the persons or entities with a beneficial interest therein, until the appropriate event or contingency has occurred, at which time the Escrow Funds will be promptly transmitted to Issuer, else promptly returned to the persons or entities entitled thereto pursuant to <u>Section 3</u> and <u>4</u> below.

F. SVBFC will be a participant in the Offering for the limited purpose of facilitating escrow described in this Agreement, and if required by an Offering pursuant to Regulation Crowdfunding, SVBFC will be the "qualified third party", as defined in Regulation Crowdfunding Rule 303(e)(2). SVBFC accepts no other role and assumes no other responsibilities related to the Offering, such as managing broker- dealer, placement agent, selling group member or referring broker-dealer, unless and until the roles and responsibilities are expressly delineated in a separately executed placement, managing broker, selling or referral agreement, as the case may be, if any.

In consideration of the mutual representations, warranties and covenants contained in this Agreement, the Parties, intending to incorporate the foregoing Recitals into this Agreement and to be legally bound, agree as follows:

**Agreement**

1.	**Definitions.** Capitalized terms used in this Agreement and not otherwise defined above or elsewhere in this Agreement shall have the meanings as set forth below:

(a)	"**ACH**" means Automated Clearing House.

(b)	"**Business Day**" means a calendar day other than Saturday, Sunday or any public holiday when banks are closed for business in Delaware, Pennsylvania or Utah.

(c)	"**Cash Investment**" means an amount in US Dollars equal to (i) the number of Securities to be purchased by a Subscriber, multiplied by (ii) the offering price per Security as set forth in the Offering Document.

(d)	"**Cash Investment Instrument**" means, in full payment of the Cash Investment for the Securities to be purchased by a Subscriber, a check, money order or similar instrument made payable by Subscriber to the order of or endorsed to the order of:

«companyName»

or wire transfer or ACH transmitted by Subscriber to the following account ("**Escrow Account**"):

Institution: Silicon Valley Bank

ABA: 011002343

Account Name: Honeycomb Portal LLC - Boston Private Esrow Agent

Account Number: 953382532

or, if applicable to the Offering, funds transmission by credit or debit card or ACH through and subject to the terms and conditions of SVBFC's payment processing facilitation services; all instruments of payment must be payable to the institution as set forth above as escrow agent until any applicable minimum contingency requirement is met.

*Offering Name as set forth on the signature page hereto.

**Subscriber Name as completed by Subscriber.

(e)	"**Expiration Date**" means 12 months from the Effective Date, unless mutually extended by the Parties in writing (which may be via email).

(f)	"**Instruction Letter**" means written instructions in a form acceptable to SVBFC with Funding Portal directing SVBFC to promptly disburse or transmit the Escrow Funds to Issuer pursuant to Section 4(a).

(g)	"**Minimum Offering**" has the meaning as set forth on the signature page hereto.

(h)	"**Minimum Offering Notice**" means a written notification in a form acceptable to SVBFC with Funding Portal representing to SVBFC that: (i) subscriptions for at least the Minimum Offering have been received; (ii) to the best of Funding Portal's knowledge after due inquiry and review of Funding Portal's records, Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have been received, deposited with and collected by SVBFC; (iii) such subscriptions have not been withdrawn, rejected or otherwise terminated; and (iv) Subscribers have no statutory or regulatory rights of rescission without cause or all such rights have expired.

(i)	"**NACHA**" means National Automated Clearing House Association."**Subscription Accounting**" means an accounting of all subscriptions for Securities received and accepted by Funding Portal as of the date of such accounting, indicating for each subscription Subscriber's name and address, the number and total purchase price of subscribed Securities, the date of receipt by Funding Portal of the Cash Investment Instrument and notations of any nonpayment of the Cash Investment Instrument submitted with such subscription, any withdrawal of such subscription by Subscriber, any rejection of such subscription by Funding Portal or other termination, for whatever reason, of such subscription.

2.   **Appointment of Facilitator of Escrow.** Funding Portal hereby appoints SVBFC to serve as the facilitator of escrow as set forth herein through the institution in Section 1(d) as escrow agent, and SVBFC hereby accepts such appointment, in accordance with the terms of this Agreement. Funding Portal shall take all necessary steps to assure that all funds necessary to consummate the Transaction are deposited into the Escrow Account. Issuer shall not receive interest on the Escrow Funds and the Escrow Account shall be a non-interest bearing account as to Issuer.

3.   **Deposits into Escrow Account.**

(a)   Funding Portal shall direct Subscribers to, and Subscribers shall, directly deliver to SVBFC all Cash Investment Instruments for deposit in the Escrow Account. Each such direction shall be accompanied by a Subscription Accounting.

ALL FUNDS DEPOSITED INTO THE ESCROW ACCOUNT PURSUANT TO THIS SECTION 3 SHALL REMAIN THE PROPERTY OF EACH SUBSCRIBER ACCORDING TO SUCH SUBSCRIBER'S INTEREST AND SHALL NOT BE SUBJECT TO ANY LIEN OR CHARGE BY SVBFC, THE INSTITUTION IN SECTION 1(D) OR BY JUDGMENT OR CREDITORS' CLAIMS AGAINST ISSUER UNTIL ELIGIBLE TO BE RELEASED TO ISSUER IN ACCORDANCE WITH SECTION 4(a). ISSUER PARTY SHALL NOT RECEIVE CASH INVESTMENT INSTRUMENTS DIRECTLY FROM SUBSCRIBERS.

(b)   Issuer Party understands and agrees that all Cash Investment Instruments received by SVBFC pursuant to this Agreement are subject to collection requirements of presentment, clearing and final payment, and that the funds represented thereby cannot be drawn upon or disbursed until such time as final payment has been made and is no longer subject to dishonor. SVBFC shall process each Cash Investment Instrument for collection promptly upon receipt, and the proceeds thereof shall be held as part of the Escrow Funds until disbursed in accordance with Section 4. If, upon presentment for payment, any Cash Investment Instrument is dishonored, SVBFC's sole obligation shall be to notify Issuer Party of such dishonor and, if applicable, to promptly return such Cash Investment Instrument to Subscriber. Notwithstanding, if for any reason any Cash Investment Instrument is uncollectible after payment or disbursement of the funds represented thereby has been made by SVBFC, Issuer Party shall immediately reimburse SVBFC upon receipt from SVBFC of written notice thereof, including, without limitation, any fees or expenses with respect thereto, which SVBFC may collect from Issuer Party pursuant to Section 10.

(c)   Upon receipt of any Cash Investment Instrument that represents payment of an amount less than or greater than the Cash Investment, SVBFC's sole obligation shall be to notify Issuer Party, depending upon the source of the of the Cash Investment Instrument, of such fact and to pay to Subscriber by the same method the amount of the Cash Investment received by SVBFC from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument upon receipt from Subscriber of any required payment instructions; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by SVBFC of Subscriber's account information.

(d)   SVBFC shall not be obligated to accept, or present for payment, any Cash Investment Instrument that is not properly made payable or endorsed as set forth in Section 1(d).

(e)   Issuer Party shall, or cause Subscriber to, provide SVBFC with information sufficient to effect such return to Subscriber as outlined in this Section 3, including, without limitation, updated payment information in the event a return to Subscriber for any reason cannot be made by the same method as received by SVBFC.

(f)   In the event any party other than SVBFC receives a Cash Investment Instrument, Issuer Party agrees to promptly, and in no event later than one Business Day after receipt, deliver or cause to be delivered such Cash Investment Instrument to SVBFC for deposit into the Escrow Account.

4. **Disbursement of Escrow Funds.**

(a)   Subject to Section 3(b) and Section 10, SVBFC shall promptly disburse in accordance with the Instruction Letter the liquidated value of the Escrow Funds from the Escrow Account to Issuer by wire transfer no later than one Business Day following receipt of the following documents:

(i)   Minimum Offering Notice;

(ii)   Subscription Accounting substantiating the fulfillment of the Minimum Offering;

(iii)   Instruction Letter; and

(iv)   such other certificates, notices or other documents as SVBFC may reasonably require;

provided that SVBFC shall not be obligated to disburse the liquidated value of the Escrow Funds to Issuer if SVBFC has reason to believe that (A) Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have not been received, deposited with and collected by SVBFC, or (B) any of the information or the certifications, representations, warranties or opinions set forth in the Minimum Offering Notice, Subscription Accounting, Instruction Letter or other certificates, notices or other documents are incorrect or incomplete. After the initial disbursement of Escrow Funds to Issuer pursuant to this Section 4(a), SVBFC shall disburse any additional funds received with respect to the Securities to Issuer by wire transfer no later than one Business Day after SVBFC receives from or on behalf of Issuer (1) Issuer's request for closing via SVBFC's online portal and (2) Issuer's written verification that the subscriptions therefor are in good order.

*Any ACH transaction must comply with all applicable laws, rules, regulations, codes and orders of applicable governmental, regulatory, judicial and law enforcement authorities and self-regulatory authorities (collectively, "**Law**"), including, without limitation, NACHA's operating rules that apply to the ACH network as in effect from time to time. SVBFC is not responsible for errors in the completion, accuracy or timeliness of any transfer properly initiated by SVBFC in accordance with joint written instructions occasioned by the acts or omissions of any third party financial institution or a party to the transaction, or the insufficiency or lack of availability of funds on deposit in any account.*

NOTWITHSTANDING ANY REFERENCE HEREIN TO THE REQUIREMENT OF A PROMPT DISTRIBUTION OR RETURN OF A CASH INVESTMENT, OR A DISTRIBUTION OR RETURN OF A CASH INVESTMENT TO BE MADE WITHIN A PARTICULAR NUMBER OF DAYS, FOR PURPOSES OF FULFILLING RETURNS IN SECTION 3 ABOVE AND THIS SECTION 4, SVBFC SHALL NOT BE REQUIRED TO PROCESS A RETURN OF A PAYMENT OF A CASH INVESTMENT MADE BY A SUBSCRIBER VIA ACH AS THE CASH INVESTMENT INSTRUMENT ("ACH SUBSCRIBER") UNTIL THE EXPIRATION OF ANY DISPUTE, CHARGEBACK, REVERSAL OR RETURN PERIOD UNDER THE NACHA RULES, TYPICALLY 60 DAYS. ISSUER PARTY SHALL INFORM ACH SUBSCRIBERS OF THE TIMING OF RETURNS AS PART OF ISSUER PARTY'S SUBSCRIPTION PROCESS.

(b)   No later than three Business Days after receipt from Subscriber of any required payment instructions and receipt by SVBFC of written notice: (i) from Issuer Party that Issuer Party intends to reject a Subscriber's subscription; (ii) from Issuer Party that there will be no closing of the sale of Securities to Subscribers; (iii) from any federal or state regulatory authority that any application by Issuer to conduct banking business has been denied; or (iv) from the SEC or any other federal or state regulatory authority that a stop or similar order has been issued with respect to the Offering Document and has remained in effect for at least 20 days, SVBFC shall pay to such Subscriber in (i) and each Subscriber in (ii)-(iv) by the same method the amount of the Cash Investment received by SVBFC from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by SVBFC of Subscriber's account information.

(c)   Notwithstanding anything to the contrary contained herein, if SVBFC shall not have received an Instruction Letter on or before the Expiration Date or the Termination Date (as defined below), subject to Section 5, SVBFC shall, within three Business Days after such Expiration Date or Termination Date and receipt from Subscriber of any required payment instructions, and without any further instruction or direction from Funding Portal, pay to each Subscriber by the same method the amount of the Cash Investment received by SVBFC from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument; provided that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by SVBFC of Subscriber's account information. For purposes of this Agreement, "**Termination Date**" means, if the Offering is a contingent Offering, the date on which the minimum offering contingencies are required to have been met, as such date may be amended as provided in the Offering Document.

(d)   Issuer Party shall, or cause Subscriber to, provide SVBFC with information sufficient to effect such payment or return to Subscriber as outlined in this <u>Section 4</u>, including, without limitation, updated payment information in the event a payment or return to Subscriber for any reason cannot be made by the same method as received by SVBFC.

5.   **Suspension of Performance or Disbursement Into Court.** If, at any time, (a) there shall exist any dispute between Issuer Party, SVBFC, any Subscriber or any other person with respect to the holding or disposition of all or any portion of the Escrow Funds or any other obligations of SVBFC hereunder, or
(b) SVBFC is unable to determine, to SVBFC's reasonable satisfaction, the proper disposition of all or any portion of the Escrow Funds or SVBFC's proper actions with respect to its obligations hereunder, or

(c) Funding Portal has not within 30 days of SVBFC's notice of resignation pursuant to <u>Section 7</u> appointed a successor provider of escrow services or agent to act hereunder, then SVBFC may, in its reasonable discretion, take either or both of the following actions: (i) suspend the performance of any of its obligations (including, without limitation, any disbursement obligations) under this Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of SVBFC or until a successor provider of escrow services or agent shall have been appointed (as the case may be); or (ii) petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in any venue convenient to SVBFC, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by Law, pay into such court all funds held by it in the Escrow Funds for holding and disposition in accordance with the instructions of such court. SVBFC shall have no liability to Issuer Party, any Subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Funds or any delay in or with respect to any other action required or requested of SVBFC.

6.   <u>**No Commingling, Investment of Funds or Interest to Issuer Party.**</u> SVBFC shall not:
(a) commingle Escrow Funds received by it in escrow with funds of others that are not Escrow Funds, including funds received by SVBFC in escrow in connection with any other offering of debt, equity or hybrid securities; or (b) invest such Escrow Funds. The Escrow Funds will be held in the Escrow Account, which shall not accrue interest in favor of Issuer Party or any Subscriber.

7.   **Resignation of SVBFC.** SVBFC may resign and be discharged from the performance of its duties hereunder at any time by giving 30 days prior written notice to Issuer Party specifying a date when such resignation shall take effect. Upon any such notice of resignation, or upon any termination of this Agreement pursuant to <u>Section 17</u>, Issuer Party shall appoint a successor provider of escrow services or agent hereunder prior to the effective date of such resignation or termination. SVBFC shall transmit all records pertaining to the Escrow Funds and shall pay all Escrow Funds to the successor provider of escrow services or agent, after making copies of such records as SVBFC deems advisable. After SVBFC's resignation or the termination of this Agreement, as applicable, and the fulfillment of SVBFC's obligations with respect thereto, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the facilitator of escrow under this Agreement.

8.   <u>**Role of SVBFC as Facilitator of Escrow.**</u>

(a)   SVBFC's sole responsibility as a participant in the Offering under this Agreement is as the facilitator of escrow as set forth herein through the institution in Section 1(d) as escrow agent to facilitate the safekeeping with, and disbursement by, the escrow agent of the Escrow Funds, in accordance with the terms hereto. SVBFC shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. SVBFC may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which SVBFC shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same. SVBFC shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines by final unappealed or non-appealable order pursuant to <u>Section 20(a)</u> that SVBFC's fraud, willful misconduct or gross negligence was the primary cause of any Losses (as defined below) to Issuer Party ("**Ineligible Losses**").

(b)   SVBFC shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Agreement or the Offering Document, or to appear in, prosecute or defend any such legal action or proceeding.

(c)   SVBFC shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement, including, without limitation, the Offering Document. Without limiting the generality of the foregoing, SVBFC shall not be responsible for or required to enforce any of the terms or conditions of any subscription agreement with any Subscriber or any other agreement between Issuer Party or any Subscriber. SVBFC shall not be responsible or liable in any manner for the performance by Issuer or any Subscriber of their respective obligations under any subscription agreement nor shall SVBFC be responsible or liable in any manner for the failure of Issuer Party or any third party (including any Subscriber) to honor any of the provisions of this Agreement.

(d)   SVBFC is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by SVBFC of such court's jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, SVBFC is authorized, in its reasonable discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if SVBFC complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated. Notwithstanding the foregoing, to the extent legally permissible, SVBFC shall provide Issuer Party with prompt notice of any such court order or similar demand and the opportunity to interpose an objection or obtain a protective order.

(e)   SVBFC may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Issuer Party shall promptly pay, upon demand, the fees and expenses of any such counsel.

(f)   By this Agreement, Subscribers are not customers of SVBFC and SVBFC shall have no obligation to determine a Subscriber's suitability to participate in the Offering, whether the Offering complies with Law, verify a Subscriber's identity or perform anti-money laundering, know your customer or other due diligence, such responsibilities being obligations of Issuer Party or Issuer Party's agents. Notwithstanding, SVBFC may ask Issuer Party to provide, and Issuer Party shall provide promptly upon SVBFC's request, certain information about Subscribers, including, but not limited to, name, physical address, tax identification number, organizational documents, certificates of good standing, financial statements, licenses to do business and other information that will help SVBFC to identify and verify a Subscriber's identity. Any further participation by SVBFC in the Offering (if any) other than to facilitate escrow as set forth in this Agreement shall be governed by separate agreement.

(g)   SVBFC makes no representation, warranty or covenant as to the compliance of any transaction related to the escrow with any Law. SVBFC shall not be responsible for the application or use of any funds released from the Escrow Account pursuant to this Agreement.

9.   **Indemnification of SVBFC.**

(a)   Issuer Party (including Issuer Party's affiliates, collectively, the "**Indemnifying Party**") agrees (and agrees to cause the other Indemnifying Parties) jointly and severally and at their own cost and expense to release, indemnify, defend and hold harmless SVBFC and its affiliates and their respective directors, officers, employees, agents, representatives, advisors and consultants, and their respective successors and assigns (each, an "**SVBFC Parties**"), to the fullest extent permitted by Law, from and against (and no SVBFC Party shall be liable for) any Losses, joint or several, in connection with all actions (including equity owner actions), claims, disputes, inquiries, indemnification, proceedings, investigations and other legal process regardless of the source (including SVBFC Parties) (collectively, "**Actions**") arising out of or relating to the offering of securities, this Agreement, the provision of SVBFC's services hereunder or the engagement of SVBFC hereunder (including, without limitation, any breach or alleged breach of this Agreement or any representation, warranty or covenant herein, any breach or alleged breach of Law or any rejection of a Cash Investment, or the suspension of performance or disbursement into court pursuant to Section 5), and will reimburse SVBFC Parties for all expenses (including attorneys' fees) as they are incurred by SVBFC Parties in connection with investigating, preparing, defending or appearing as a third party witness in connection with any such Action whether or not related to a pending or threatened Action in which SVBFC is a party. Notwithstanding, Issuer Party will not be responsible for any Ineligible Losses, and SVBFC agrees to immediately refund any indemnification payments made to an SVBFC Party upon such determination. "**Losses**" means any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs or expenses of whatever kind, including, without limitation, reasonable attorneys' fees, the costs of enforcing any right hereunder, the costs of pursuing any insurance providers, the costs of collection and the costs of defending against or appearing as a witness, whether direct, indirect, consequential or otherwise. Indemnifying Parties shall pay to SVBFC Parties all amounts due under this Section 9 promptly after written demand therefor.

(b)   Promptly after the receipt by any SVBFC Party of notice of the commencement of any Action, SVBFC shall, if a claim with respect thereto is or may be made against the Indemnifying Party, give the Indemnifying Party written notice of the commencement of such Action. The failure to give such notice shall not relieve any Indemnifying Party of any of its indemnification obligations, except where, and solely to the extent that, such failure actually and materially prejudices the rights of such Indemnifying Party. With respect to any Action in which a SVBFC Party may be entitled to indemnification under this Agreement, the Indemnifying Party may by written notice to SVBFC request to assume the defense of any such Action with counsel reasonably satisfactory to the SVBFC Party. If SVBFC agrees to the assumption by the Indemnifying Party of the defense of any such Action, the SVBFC Party shall have the right to participate in such Action and to retain its own counsel, but the Indemnifying Party shall not be liable for any fees or expenses of other counsel subsequently incurred by such SVBFC Party in connection with the defense thereof unless: (i) the Indemnifying Party has agreed to pay such fees and expenses; (ii) the Indemnifying Party shall have failed to employ counsel reasonably satisfactory to the SVBFC Party in a timely manner; or (iii) the SVBFC Party shall have been advised by counsel that there are actual or potential conflicting interests between the Indemnifying Party and the SVBFC Party, including situations in which there are one or more legal defenses available to the SVBFC Party that are different from or additional to those available to the Indemnifying Party. No Indemnifying Party shall settle any Action on behalf of a SVBFC Party without the prior written consent of such SVBFC Party.

(c)   In the event that SVBFC performs any service not specifically provided hereinabove, or that there is any assignment or attachment of any interest in the subject matter of this escrow or any modification thereof, or that any controversy arises hereunder, or that SVBFC is made a party to, or intervenes in, any dispute pertaining to this escrow or the subject matter hereof, SVBFC shall be reasonably compensated therefor and reimbursed for all costs and expenses occasioned thereby; and Issuer Party hereto agree jointly and severally to pay the same and to jointly and severally and at their own cost and expense release, indemnify, defend and hold harmless the SVBFC Parties pursuant to subsection (a) above, it being understood and agreed that SVBFC may interplead the subject matter of this escrow into any court of competent jurisdiction, and the act of such interpleader shall immediately relieve SVBFC of any duties, liabilities or responsibilities.

(d)   For the sole purpose of enforcing and otherwise giving effect to the provisions of this Section 9, Issuer Party hereby consents to personal jurisdiction and service and venue in any court in which any claim that is subject to this Agreement is brought against any SVBFC Party.

(e)   If an Action is commenced or threatened and is ultimately settled, Issuer Party shall use its commercially reasonable efforts to cause SVBFC and the other SVBFC Parties, by name or description, to be included in any release or settlement agreement, whether or not SVBFC and the other SVBFC Parties are named as defendants in such Action.

10. **Compensation to SVBFC.**

(a)   Issuer Party shall pay or cause to be paid to SVBFC for its services as the facilitator of escrow as outlined in Exhibit B, which may be updated from time to time by SVBFC by providing written notice to Issuer Party. Issuer Party's obligation to pay such fees to SVBFC and reimburse SVBFC for such expenses is not conditioned upon a successful closing. Upon Issuer Party's request, SVBFC will provide Issuer Party with copies of all relevant invoices, receipts or other evidence of such expenses. The obligations of Issuer Party under this <u>Section 10</u> shall survive any termination of this Agreement and the resignation or removal of SVBFC.

(b)   All of the compensation and reimbursement obligations shall be payable by Issuer Party upon demand by SVBFC and will be charged automatically by SVBFC to the credit card or other payment method separately provided or as otherwise agreed by the Parties. Issuer Party consents to SVBFC retaining and using Issuer Party's payment information for future invoices and as provided in this Agreement. Issuer Party agrees and acknowledges that SVBFC and its third party vendors may retain and use Issuer Party's payment information to facilitate the payments provided for in this Agreement. Issuer Party agrees to provide SVBFC written notice (which may be via email) of any update or changes to Issuer Party's payment information. Absent current payment information, Issuer Party shall make, or cause to be made, all payments to SVBFC within 10 days of receiving an invoice therefor. All payments made to SVBFC shall be in US dollars in immediately available funds.

(c)   If Issuer Party fails to make any payment when due then, in addition to all other remedies that may be available: (a) SVBFC may charge interest on the past due amount at the rate of 1.5% per month, calculated daily and compounded monthly, or if lower, the highest rate permitted under Law, which Issuer Party shall pay; such interest may accrue after as well as before any judgment relating to collection of the amount due; and (b) Issuer Party shall reimburse, or cause to be reimbursed, SVBFC for all costs incurred by SVBFC in collecting any late payments or interest, including attorneys' fees, court costs and collection agency fees; provided that cumulative late payments are subject to the overall limits as may be required by Law as set forth in <u>Exhibit B</u>.

(d)   Only upon the fulfillment of the Minimum Offering, and only when Escrowed Funds are eligible to be released to Issuer in accordance with <u>Section 4(a)</u>, and otherwise in compliance with Law, SVBFC is authorized to and may disburse from time to time, to itself or to any SVBFC Party from the Escrow Funds (but only to the extent of Issuer's rights thereto), the amount of any compensation and reimbursement of out-of-pocket expenses due and payable hereunder (including any amount to which SVBFC or any SVBFC Party is entitled to seek indemnification pursuant to <u>Section 9</u> hereof). SVBFC shall notify Issuer Party of any disbursement from the Escrow Funds to itself or to any SVBFC Party in respect of any compensation or reimbursement hereunder and shall furnish to Issuer copies of all related invoices and other statements.

(e)   Only upon the fulfillment of the Minimum Offering, and only when Escrowed Funds are eligible to be released to Issuer in accordance with <u>Section 4(a)</u>, and otherwise in compliance with Law, Issuer shall grant to SVBFC and the SVBFC Parties a security interest in and lien upon such Escrow Funds (but only to the extent of Issuer's rights thereto) to secure all obligations hereunder, and SVBFC and the SVBFC Parties shall have the right to offset the amount of any compensation or reimbursement due any of them hereunder (including any claim for indemnification pursuant to <u>Section 9</u> hereof) against the Escrow Funds (but only to the extent of Issuer's rights thereto). If for any reason the Escrow Funds available to SVBFC and the SVBFC Parties pursuant to such security interest or right of offset are insufficient to cover such compensation and reimbursement, Issuer Party shall promptly pay such amounts to SVBFC and the SVBFC Parties upon receipt of an itemized invoice.

11. **Representations and Warranties.**

(a)   Issuer Party jointly and severally represents, warrants and covenants to SVBFC as of the Effective Date and at all times during the Term, including, without limitation, at the time of any deposit to or disbursement from the Escrow Funds:

(i)   Issuer Party is an entity duly organized, validly existing and in good standing under the laws of the state where it was formed. Issuer Party has all requisite power and authority to own those properties and conduct those businesses presently owned or conducted by it. Issuer Party is duly qualified and properly licensed and registered to do business and is in good standing in all jurisdictions in which its ownership of property or the character of its business requires such qualification, licensure or registration, except where the failure to do so would not have a material adverse effect on Issuer Party or Issuer Party's business. Funding Portal is a SEC-registered intermediary in good standing.

(ii)   Issuer Party has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by Issuer Party and constitutes the legal, valid, binding, and enforceable obligation of Issuer Party, enforceable against Issuer Party in accordance with its terms. The execution, delivery and performance of this Agreement does not and will not: (A) conflict with or violate any of the terms of any organizational or governance document, stakeholder agreement, any court order or administrative ruling or decree to which it is a party or any of its property is subject, any agreement, contract, indenture, or other binding arrangement to which it is a party or any of its property is subject or any Law; or

(B) conflict with, or result in a breach or termination of any of the terms of, or result in the acceleration of any indebtedness or obligations under, any agreement, obligation or instrument by which Issuer Party is bound or to which any property of Issuer Party is subject, or constitute a default thereunder. The execution, delivery and performance of this Agreement is consistent with and accurately described in the Offering Document as set forth in Section 4(b) and Section 4(c) and has been properly described therein.

(iii)   Issuer Party acknowledges that the status of SVBFC is that of agent only for the limited purposes set forth herein to facilitate escrow as set forth herein through the institution in Section 1(d) as escrow agent, and as an Offering pursuant to Regulation Crowdfunding, SVBFC will be the "qualified third party", as defined in Regulation Crowdfunding Rule 303(e)(2), and hereby represents and covenants that no representation or implication shall be made that SVBFC has investigated the desirability or advisability of investment in the Securities or has approved, endorsed or passed upon the merits of the investment therein and that the name of SVBFC has not and shall not be used in any manner in connection with the offer or sale of the Securities other than to state that SVBFC has agreed to serve as the facilitator of escrow for the limited purposes set forth herein. Issuer Party shall comply with all Law in connection with the offering of the Securities. By this Agreement, SVBFC accepts no other role and assumes no other responsibilities related to the Offering, including, without limitation, managing broker-dealer, placement agent, selling group member or referring broker-dealer.

(iv)   Issuer Party has the obligation to, and shall, determine a Subscriber's suitability to participate in the Offering, make sure the Offering complies with Law and the Offering Document, verify a Subscriber's identity and perform any other due diligence in connection with the transactions contemplated by the Offering. The Offering and any offer or sale in the Offering complies with or is exempt from all applicable registrations or qualification requirements, including, without limitation, those of the SEC or state securities regulatory authorities.

(v)   No person or entity other than the Parties and the prospective Subscribers have, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

(vi)   Any deposit with SVBFC by Subscriber and/or Issuer Party of Cash Investment Instruments pursuant to Section 3 shall be deemed a representation and warranty by Issuer Party that such Cash Investment Instrument represents a bona fide sale to such Subscriber of the amount of Securities set forth therein in accordance with the terms of the Offering Document.

(vii)   RESERVED.

(viii)   To the extent Issuer Party will be sharing personal or financial information of a third party with SVBFC in connection with this Agreement, Issuer Party shall maintain and obtain the agreement of each such third party, which shall permit the sharing of such third party's information with SVBFC and its affiliates and service providers for SVBFC and its affiliates and service providers to use, disclose and retain it in connection with this Agreement and the provision of the services hereunder and as required by Law. SVBFC shall be a third party beneficiary to such agreement.

(ix)   Issuer Party's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Issuer Party provides SVBFC with any instructions in connection with the Escrow Account. Issuer Party shall immediately notify SVBFC if any representation, warranty or covenant ceases to be true, correct, accurate and complete.

(x)   Issuer Party shall provide SVBFC with immediate notice of any Action (as defined above), threatened Action or facts or circumstances that could lead to any Action involving any SVBFC Party, the escrow agent or this Agreement.

(b) SVBFC represents, warrants and covenants to Issuer Party as of the Effective Date and at all times during the Term, including, without limitation, at the time of any deposit to or disbursement from the Escrow Funds:

(i) SVBFC is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware. SVBFC is a broker-dealer registered with the SEC and a member of FINRA and SIPC. SVBFC is duly qualified and properly licensed and registered to do business and is in good standing in all jurisdictions in which its obligations herein require such qualification, license or registration, except where the failure to do so would not have a material adverse effect on SVBFC's ability to perform its obligations under this Agreement.

(ii) SVBFC has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by SVBFC and constitutes the legal, valid, binding, and enforceable obligation of SVBFC, enforceable against SVBFC in accordance with its terms. SVBFC shall comply with Law in all material respects in performing its obligations under this Agreement.

(iii) SVBFC's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Issuer Party provides SVBFC with any instructions in connection with the Escrow Account. SVBFC shall promptly notify Issuer Party if any representation, warranty or covenant ceases to be true, correct, accurate and complete.

12. **Disclaimer of Advice.** Issuer Party is SVBFC's sole customer pursuant to this Agreement. By this Agreement, SVBFC is not undertaking to provide any recommendations or advice to any party, including any Subscriber who may be a retail investor, in connection with any offering of securities, SVBFC's engagement hereunder or its provision of the services contemplated by this Agreement (including, without limitation, business, investment, solicitation, legal, accounting, regulatory or tax advice).

13. **Survival.** Notwithstanding the expiration or termination of this Agreement or the resignation or removal of SVBFC as the facilitator of escrow, the Parties shall continue to be bound by the provisions of this Agreement that reasonably require some action or forbearance (or are required to implement such action or forbearance) after such expiration or termination, including, but not limited to, those related to fees and expenses, indemnities, limitations of and exclusions to liability, warranties, choice of law, jurisdiction and dispute resolution and such provisions shall remain operative and in full force and effect and shall survive any disbursement of Escrow Funds and the expiration or termination of this Agreement. Except as the context otherwise requires, all representations, warranties and covenants of a Party contained in this Agreement shall be deemed to be representations, warranties and covenants during the Term, and such representations, warranties and covenants shall remain operative and in full force and effect and shall survive the sale of, and payment for, the securities and the expiration or termination of this Agreement to the extent required for the enforcement thereof.

14. **Assignment.** Except as provided in <u>Section 17</u>, no Party shall assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law or contract or otherwise, without each other Party's prior written consent; provided SVBFC may assign or otherwise transfer its rights, or delegate or otherwise transfer its obligations or performance, under this Agreement pursuant to <u>Section 7</u> or to an affiliated provider of escrow services or agent without any other Party's consent. Any purported assignment, delegation or transfer in violation of this <u>Section 14</u> is void. Subject to this <u>Section 14</u>, this Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns irrespective of any change with regard to the name of or the personnel of any Party.

15. **Entirety.** This Agreement incorporates by reference SVBFC's and its affiliates' data privacy policies and website terms of use, as posted on SVBFC's and its affiliates' website from time to time, with which Issuer Party shall, and shall cause issuers to, comply. This Agreement (including all exhibits, all schedules and SVBFC's and its affiliates' data privacy policies and website terms of use) constitutes the sole and entire agreement between the Parties with respect to the acceptance, collection, holding, investment and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of SVBFC with respect to the Escrow Funds and supersedes and merges all prior and contemporaneous proposals, understandings, agreements, representations and warranties, both written and oral, between the Parties relating to such subject matter.

16.   **Amendment; Waiver.** Except as set forth in <u>Section 7</u>, <u>Section 14</u> and <u>Section 22</u>, no amendment to or modification of this Agreement will be effective unless it is in writing and signed by an authorized representative of each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

17.   <u>**Term and Termination.**</u>

        (a)   The term of this Agreement commences as of the Effective Date and, unless terminated earlier pursuant to any of this Agreement's express provisions, will continue in effect until the first to occur of the final closing of the Offering and/or the disbursement of all amounts in the Escrow Funds or deposit of all amounts in the Escrow Funds into court pursuant to <u>Section 5</u> or <u>Section 8</u> hereof ("**Term**"), at which time this Agreement shall terminate and SVBFC shall have no further obligation or liability whatsoever with respect to the Escrow Funds.

        (b)   Notwithstanding, SVBFC may terminate this Agreement for cause immediately without notice to Issuer Party upon: (i) fraud, malfeasance or willful misconduct by Issuer Party or any of their affiliates; (ii) conduct by Issuer Party or any of their affiliates that may jeopardize SVBFC's current business, prospective business or professional reputation; (iii) any material breach by Issuer Party of this Agreement if such breach is not cured within 10 days of receipt of written notice thereof (to the extent it can be cured), including, but not limited to, any failure to pay any amount under this Agreement when due; or (iv) if Issuer Party ceases regular operations or files any petition or commences any case or proceeding under any provision or chapter of the Federal Bankruptcy Act, the Federal Bankruptcy Code, or any other federal or state law relating to insolvency, bankruptcy or reorganization; the adjudication that Issuer Party is insolvent or bankrupt or the entry of an order for relief under the Federal Bankruptcy Code with respect to Issuer; an assignment for the benefit of creditors; the convening by Issuer Party of a meeting of its creditors, or any class thereof, for purposes of effecting a moratorium upon or extension or composition of its debts; or the failure of Issuer Party generally to pay its debts on a timely basis ("**Bankruptcy Event**"). Notwithstanding, Issuer Party may terminate this Agreement: (i) for cause immediately with notice to SVBFC upon: (A) SVBFC's fraud, willful misconduct or gross negligence; (B) any material breach by SVBFC of this Agreement if such breach is not cured within 10 days of receipt of written notice thereof (to the extent it can be cured); or

(C) upon a Bankruptcy Event of SVBFC; or (ii) with 30 days' prior written notice to SVBFC in the event of any increase in the amount of fees or expenses pursuant to <u>Section 10(a)</u> and <u>Exhibit B</u> and such increase is not either applicable to SVBFC's escrow services customers generally or reasonably related to the specific services being provided to Issuer Party. Any Party may terminate this Agreement for any other or no reason with 90 days' prior written notice to each other Party.

        (c)   No termination or expiration of this Agreement shall affect the ongoing obligations of Issuer Party to make payments to SVBFC in accordance with the terms hereunder and such obligations shall survive. Issuer Party shall pay or shall cause to be paid all previously-accrued but not yet paid fees on receipt of SVBFC's invoice therefor or as otherwise set forth in <u>Exhibit B</u>, <u>Section 9</u> or <u>Section 10</u>. In addition, Issuer Party shall remove any and all references to SVBFC from any Offering Document, cease use of SVBFC intellectual property and no longer refer to SVBFC in connection with the Offering.

18.   **Dealings.** SVBFC and any stockholder, director, officer or employee of SVBFC may buy, sell and deal in any of the securities of Issuer Party and become pecuniarily interested in any transaction in which Issuer Party may be interested, and contract and lend money to Issuer and otherwise act as fully and freely as though it were not the facilitator of escrow under this Agreement. Nothing herein shall preclude SVBFC from acting in any other capacity for Issuer Party or any other entity.

19.   **Compliance with Law; Further Assurances.** The Parties expressly agree that, to the extent that the existing law relating to this Agreement changes, and such change affects this Agreement, they will reform the affected portion of this Agreement to comply with the change. Each Party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes of this Agreement.

20.   <u>**Choice of Law, Jurisdiction and Dispute Resolution.**</u>

(a)   This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to its choice of law, conflict of laws or "borrowing", statutes, rules, principles and precedent. The Parties irrevocably consent to the exclusive jurisdiction of the state and federal courts located in the State of New York, County of New York.

(b)   Each Party acknowledges and agrees that a breach or threatened breach by a Party of any of its obligations under this Agreement may cause any other Party irreparable harm for which monetary damages may not be an adequate remedy and agrees that, in the event of such breach or threatened breach, any other Party will be entitled to seek equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from any court, without any requirement to post a bond or other security, or to prove actual damages or that monetary damages are not an adequate remedy. Such remedies and any other remedies set forth in this Agreement are not exclusive and are cumulative in addition to all other remedies that may be available at law, in equity or otherwise.

(c)   TO THE FULLEST EXTENT PERMITTED BY LAW, EXCEPT FOR INELIGIBLE LOSSES, THE COLLECTIVE AGGREGATE LIABILITY OF THE SVBFC PARTIES UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER, TO ISSUER PARTY, ANY OTHER PARTY OR THIRD PARTY, UNDER ANY LEGAL OR EQUITABLE THEORY, WHETHER ARISING OUT OF TORT (INCLUDING NEGLIGENCE), BREACH OF CONTRACT, STRICT LIABILITY, INDEMNIFICATION, BREACH OF STATUTORY DUTY, BREACH OF WARRANTY, RESTITUTION OR OTHERWISE, WHETHER BROUGHT DIRECTLY OR AS A THIRD PARTY CLAIM, SHALL BE LIMITED TO THE LESSER OF (A) $1,000 OR (B) THE AMOUNT OF FEES PAID BY ISSUER PARTY TO AND RECEIVED BY SVBFC DURING THE SIX MONTHS PRECEDING THE DATE OF THE EVENT GIVING RISE TO THE ACCRUAL OF THE ACTION.

(d)   EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS
AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. To the full extent permitted by law, no legal proceeding shall be joined with any other or decided on a class-action basis.

(e)   Subject to Section 20(c), in any Action, by which one Party either seeks to enforce this Agreement or seeks a declaration of any rights or obligations under this Agreement, the non-prevailing Party will pay the prevailing Party's costs and expenses, including, but not limited to, reasonable attorneys' fees.

(f)   None of the SVBFC Parties shall be liable to any Issuer Party or to anyone else for any special, exemplary, indirect, incidental, consequential or punitive damages of any kind or for any costs of procurement of substitution of services or any lost profits, lost business, trading losses, loss of use of data or interruption of business or services arising out of this Agreement, including, without limitation, any breach of this Agreement or any services performed, regardless of the basis of liability.

(g)   All rights and remedies of any Party in this Agreement will be in addition to all other rights and remedies available at law or in equity.

21.   **Notices; Consent to Electronic Communications.** All notices, requests, consents, claims, demands, waivers and other communications under this Agreement ("**notices**") have binding legal effect only if in writing and addressed to a Party as set forth on the signature page hereto (or to such other address that such Party may designate from time to time in accordance with this Section 21). Notices sent in accordance with this Section 21 will be deemed effectively given: (a) when received, if delivered by hand, with signed confirmation of receipt; (b) when received, if sent by a nationally recognized overnight courier, signature required; (c) on the third day after the date mailed by certified or registered mail, return receipt requested, postage prepaid; or (d) upon receipt by recipient's email system, if sent by email.

22.   **Severability.** If any provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or invalidate or render unenforceable such provision in any other jurisdiction. Upon such determination that any provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

23.   **Relationship of the Parties.** Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the Parties, and no Party shall have authority to contract for or bind any other Party in any manner whatsoever.

24.   **No Third Party Beneficiaries.** Except as otherwise set forth in <u>Section 9</u>, this Agreement is for the sole benefit of the Parties and, subject to <u>Section 14</u>, their respective successors and assigns. Nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. SVBFC Parties shall be third party beneficiaries as set forth in <u>Section 9</u>.

25.   **Interpretation; Headings and References.** The Parties intend this Agreement to be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. Further, the headings used in this Agreement and the references throughout to the policies and documents constituting this Agreement are for convenience only and are not intended to be used as an aid to interpretation. All such references are subject to the full text of such policies and documents.

26.   **Gender; Number.** Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. If one or more persons or entities constitute "**Issuer Party**", as defined in the introductory paragraph, references to "**Issuer Party**" in this Agreement shall include references to each Issuer Party individually, together and collectively, jointly and severally.

27.   **Intellectual Property; Confidential Information.** All trademarks, service marks, patents, copyrights, trade secrets, confidential information, and other proprietary rights of each Party shall remain the exclusive property of such Party, whether or not specifically recognized or perfected under Law. No Party shall use, disclose or retain confidential information (including personally identifiable information or other account information) of any other Party or any third parties that such Party or its affiliates or their employees, directors, officers, consultants, independent contractors, advisors and auditors may receive or otherwise have access to in connection with the transactions contemplated by this Agreement except as contemplated by this Agreement or the performance hereof. Each Party may retain copies of and disclose any data or information collected from or on behalf of any other Party as required in connection with legal, financial or regulatory filings, audits, discussions or examinations or as required by Law.

28.   **Counterparts.** This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. Upon execution and delivery of a counterpart to this Agreement by the Parties, each Party shall be bound by this Agreement. A signed copy of this Agreement by facsimile, email or other means of electronic transmission or signature is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

29.   **<u>Anti-Money Laundering.</u>**

        (a)   Issuer Party acknowledges that SVBFC is subject to U.S. federal Law, including the CIP requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which SVBFC must obtain, verify and record information that allows SVBFC to identify customers of SVBFC opening accounts. Accordingly, SVBFC will ask Issuer Party to provide, and Issuer Party shall provide upon SVBFC's request, certain information, including, but not limited to, name, physical address, tax identification number, organizational documents, certificates of good standing, financial statements, licenses to do business and other information that will help SVBFC to identify and verify a person's identity.

        (b)   The Parties agree to comply with all applicable anti-money laundering Law and government guidance, including the reporting, recordkeeping and compliance requirements of the Bank Secrecy Act, as amended by the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2002, Title III of the USA PATRIOT Act, its implementing regulations, and related SEC, state regulatory organizations and FINRA rules. Each Party shall comply with all other anti-money laundering Law outside of the U.S. applicable to such Party or such Party's activities under this Agreement.

30.   **<u>Privacy.</u>**

        (a)   Each Party agrees any non-public personal information (as defined in Regulation S-P of the SEC) disclosed to it in connection with this Agreement is being disclosed for the specific purpose of permitting such Party to perform such Party's obligations and the services set forth in this Agreement. Each Party agrees that, with respect to such information, it will comply with all applicable U.S. privacy Law (including, without limitation, as applicable to the Party, Regulation S-P of the SEC and the Gramm-Leach- Bliley Act (15 U.S.C § 6081 et seq.)) and it will not disclose any non-public personal information received in connection with this Agreement to any other party (except to the other Party), except to the extent required to carry out this Agreement or as otherwise permitted or required by Law. Each Party shall comply with all other privacy Law outside of the U.S. applicable to such Party or such Party's activities in connection with this Agreement.

(b)   In relation to each Party's performance of this Agreement, each Party shall, as applicable to such Party: (a) comply with all applicable requirements of Data Privacy Law (as defined below), when collecting, using, retaining or disclosing personal information; (b) limit personal information collection, use, retention and disclosure to activities reasonably necessary and proportionate to the performance of this Agreement or other compatible operational purpose; (c) only collect, use, retain or disclose personal information collected in connection with this Agreement; (d) not collect, use, retain, disclose, sell or otherwise make personal information available for such Party's own commercial purposes or in a way that does not comply with Data Privacy Law; (e) promptly comply with another Party's request or instruction requiring such Party to provide, amend, transfer or delete the personal information, or to stop, mitigate, or remedy any unauthorized processing; (f) reasonably cooperate and assist another Party in meeting any compliance obligations and responding to related inquiries, including responding to verifiable consumer requests, taking into account the nature of such Party's processing and the information available to such Party; and (g) notify each other Party immediately if it receives any complaint, notice or communication that directly or indirectly relates to any Party's compliance in connection with this Agreement. For purposes of this Agreement, "**Data Privacy Law**" means applicable local, state, national and international laws, rules, regulations and orders of any governmental, judicial, regulatory or enforcement authority or self-regulatory organization regarding consumer data privacy rights.

31.   **Citations.** Any reference to Law are current citations. Any changes in the citations (whether or not there are any changes in the text of such Law) shall be automatically incorporated into this Agreement.

[Signatures appear on following page(s).]

In witness whereof, the Parties have duly executed this Agreement effective as of the Effective Date.

Effective Date: Offering Name:

FUNDING PORTAL:

Entity Name: **Honeycomb Portal LLC**

Name: Christian Bilger

Title: Chief Operating Officer

ISSUER:

Entity Name: Rule G Brewing Company LLC

Name: [sig|req|1]

Title: president

CERTIFICATION OF BENEFICIAL OWNER(S)

a) Legal Name and Title of Natural Person Opening Account:

Ralph Rapa

b) Name and Address of Legal Entity for Which the Account is Being Opened:

Rule G Brewing Company LLC

4800 W. Hillsboro Blvd., Suite A 12-13,Coconut Creek, FL 33073

c) The following information for each individual, if any, who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, owns 20 percent or more of the equity interests of the legal entity listed on the previous page:

Full Legal Name	Date of Birth MM/DD/YYYY	Address	Social Security Number (for US Persons)
Ralph Rapa	10/29/1965	4800 W. Hillsboro Blvd., Suite A 12-13,Coconut Creek, FL 33073	192403683

I hereby attest that none of the beneficial owners associated with this offering has engaged in any prohibited activities as stipulated in Rule 506(d) of Regulation D. Furthermore, there are no ongoing investor lawsuits, stop orders, SEC/FINRA proceedings, or state securities proceedings involving any of these individuals.

I further affirm that all beneficial owners associated with this offering, including myself, are eligible participants for conducting a Regulation CF offering, and there is no pending litigation against any of us that would make us or the issuer ineligible for a Reg CF offering.

Ralph Rapa

I _____ , hereby certify that the information provided above is true, complete, and correct.

[sig|req|1]

Signature

[date|req|1]

Date (MM/DD/YYYY)